ADAPTOGENS, PBC

TERMS FOR SERIES SEED PREFERRED STOCK FINANCING

The following is a summary of the principal terms with respect to the proposed Series Seed Preferred Stock financing of Adaptogens, PBC, a Delaware public benefit corporation (the "***Company***").

Offering Terms

Securities to Issue:	Shares of a new series of preferred stock of the Company (the "***Series Seed***").
Aggregate Proceeds:	$4,999,996.75 aggregate new capital.
Price Per Share:	Price per share (the "***Original Issue Price***") of $4.49, based on a pre-money valuation of $25,043,266.80. The Company will provide a discounted price of $2.69 per share based on a pre-money valuation of $15,016,481.15 for each investor who invests in the first $999,999.43 of the Offering, which shall be issued as a shadow series of Series Seed stock with an Original Issue Price of $2.69 per share.
Liquidation Preference:	One times the applicable Original Issue Price plus declared but unpaid dividends on each share of Series Seed, balance of proceeds paid to Common Stock. A merger, reorganization or similar transaction will be treated as a liquidation.
Conversion:	Each share of Series Seed is convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.
Voting Rights:	Votes together with the Common Stock on all matters on an as-converted basis. Approval of a majority of the Preferred Stock required to: (i) adversely change rights of the Preferred Stock; or (ii) authorize a new series of Preferred Stock having rights senior to the Preferred Stock.
Financial Information:	Purchasers who have invested at least $250,000 ("***Major Purchasers***") will receive standard information and inspection rights.
Participation Right:	Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity securities.